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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 12)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                     AMERICAN BANKERS INSURANCE GROUP, INC.

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                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION

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                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

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                         (Title of Class of Securities)

                                  024456 10 5

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                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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   This Amendment No. 12 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 13, 1998, in connection with Parent's and Purchaser's application for approval of the acquisition of a controlling interest in Voyager Property and Casualty Insurance Company (the "South Carolina Domestic Insurer"), a subsidiary of the Company (the "Parent South Carolina Form A Proceedings") and in connection with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the South Carolina Domestic Insurer (the "AIG South Carolina Form A Proceedings"), Parent and Purchaser filed with the South Carolina Department of Insurance (the "South Carolina Department") a petition and memorandum in support of Parent's and Purchaser's petition seeking: (1) to allow Parent and Purchaser to intervene in the AIG South Carolina Form A Proceedings; and (2) to consolidate the Parent South Carolina Form A Proceedings with the AIG South Carolina Form A Proceedings (the "South Carolina Petition"). In these filings, Parent and Purchaser asserted that they should be permitted to intervene in the AIG South Carolina Form A Proceedings because their substantial interests as a shareholder (in the case of Parent) and competing acquiror of the Company will be affected by the AIG South Carolina Form A Proceedings. Parent and Purchaser also asserted that the AIG South Carolina Form A Proceedings raise substantial issues regarding whether AIG's proposed acquisition of a controlling interest in the South Carolina Domestic Insurers should be approved by the South Carolina Department, that these issues should receive a thorough and complete review by the South Carolina Department, that Parent and Purchaser have a right to be heard on these issues through participation in the AIG South Carolina Form A Proceedings, and that the South Carolina Department should therefore consolidate the Parent South Carolina Form A Proceedings with the AIG South Carolina Form A Proceedings and hear and decide the two proceedings simultaneously.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(18) Text of Press Release issued by Parent on February 17, 1998.

   (a)(19) Newspaper Advertisement published February 17, 1998.

   (g)(15) Petition to Intervene and Consolidate filed on February 13, 1998 by Parent and Purchaser with the State of South Carolina Department of Insurance.

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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998

                                          CENDANT CORPORATION

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President and General
                                                     Counsel

                                          SEASON ACQUISITION CORP.

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX

EXHIBIT NO.
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  (a)(18)     Text of Press Release issued by Parent on February 17, 1998.

  (a)(19)     Newspaper Advertisement published February 17, 1998.

  (g)(15) Petition to Intervene and Consolidate filed on February 13, 1998 by Parent and Purchaser with the State of South Carolina Department of Insurance.

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